Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS SECOND QUARTER RESULTS – DOUBLE DIGIT
GROWTH IN REVENUE, ADJUSTED EARNINGS AND CASH FLOW

TORONTO, ONTARIO, August 6, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the second quarter ended June  30, 2008.  All dollar amounts are expressed in US dollars unless otherwise specified.

2008 SECOND QUARTER HIGHLIGHTS

Highlights from the period of April 1, 2008 to June 30, 2008 include the following:

•	Total revenue of $336.9 million.
•	Mine operating earnings of $174.9 million.
•	Adjusted earnings of $102.7 million or $0.15 per share.
•	Cash flow from operations of $176.5 million before changes in non-cash working capital representing $0.26 per share.
•	Total production of 257,498 gold equivalent ounces (GEO) at average cash costs after by-product credits of $(140) per GEO.

Financial and Operating Summary

Revenue for the second quarter 2008 was $336.9 million, representing an 83% increase from the second quarter last year. Revenue for the six months ended was $693 million, representing a 111% increase from the comparative period last year.

Mine operating earnings for the second quarter 2008 were $174.9 million, representing a 64% increase from the second quarter last year. Mine operating earnings for the six months ended were $370.2 million, representing a 102% increase from the comparative period last year.

Adjusted earnings for the second quarter 2008 were $102.7 million, representing a 34% increase from the second quarter last year. On a per share basis, adjusted earnings for the quarter were $0.15 per share.  Adjusted earnings for the six months ended were $237.4 million, representing an 89% increase from the comparative period last year. Adjusted earnings per share were $0.35 for the six months ended in 2008.

Net earnings of $42.1 million are adjusted to reflect the economic impact of copper hedges.  Adjusted earnings best compares to analyst consensus estimates for earnings as the non-cash loss or gain impact of mark-to-market for future delivery of copper sold forward do not impact the particular quarter for which financial results are given.  Adjusted earnings take into account only the gain or loss actually realized in the period. Certain non-recurring items for the quarter are not included in adjusted earnings such as unrealized exchange gains and losses and similar changes.

Cash flow from operations for the second quarter 2008 was $176.5 million before changes in non-cash working capital items, representing a 94% increase from the second quarter last year. On a per share basis, cash flow from operations was $0.26 before changes in non-cash working capital items, unchanged from the second quarter last year. Cash flow from operations for the six months ended was $333.7 million before changes in non-cash working capital items, representing a 109% increase from the comparative period last year.  On a per share basis, cash flow from operations for the six months ended was $0.49 before changes in non-cash working capital items, representing a 9% increase from the comparative period last year.

Total production for the second quarter 2008 was 257,498 gold equivalent ounces (GEO), representing a 122% increase from the second quarter last year.  Total production for the first six months ended was 492,718, representing a 108% increase from the comparative period last year. In addition, in the second quarter 2008 Yamana produced 44.8 million pounds of copper, representing a 42% increase from the second quarter last year.  Copper production for the six months ended was 85.7 million pounds, representing a 46% increase from the comparative period last year.

By-product cash costs for the second quarter of 2008 were $(140) per GEO, compared to $(125) per GEO in the first quarter of 2008, and $(434) per GEO in the second quarter last year. By-product cash costs for the six months ended were $(133) per GEO, compared to $(267) per GEO for the comparative period last

Overview of Financial Results

The following table presents a summary of financial information for the three and six months ended June 30, 2008:

	Three months ended	Six months ended
(in thousands of dollars)	June 30, 2008	June 30, 2008
Revenues	$336,938	$692,998
Cost of sales	(109,921)	(219,886)
Depreciation, amortization and depletion	(50,721)	(100,351)
Accretion of asset retirement obligations	(1,354)	(2,571)

Mine operating earnings	174,942	370,190

Expenses
General and administrative and other expenses	(23,287)	(39,630)
Other losses	(3,042)	(11,086)

Operating earnings	148,613	319,474

Other expenses	(77,838)	(106,733)
Unrealized loss on derivatives	869	(102,479)

Earnings before income taxes and equity earnings	71,644	110,262

Income tax provision	(38,828)	(35,573)
Equity earnings from Minera Alumbrera	9,273	30,519

Net earnings	$42,089	$105,208

Earnings Adjustments:
Stock-based compensation	2,648	2,648
Foreign exchange loss	40,522	42,372
Unrealized (gain) or loss on derivatives	(869)	102,479
Future income tax expense on foreign currency translation of inter corporate debt	18,918	20,424

Adjusted Earnings before income tax effects	103,308	273,131

Income tax effect of earnings adjustments	(606)	(35,764)

Adjusted Earnings	$102,702	$237,367

Adjusted earnings per share	$0.15	$0.35

Cash flow from operating activities (before changes in non-cash working capital items)	176,457	337,728

Cash flow from operating activities per share	$0.26	$0.49

Capital expenditures	158,708	275,441

Cash and cash equivalents (end of period)	$238,377	$238,377

Average realized gold price per ounce	$893	$911
Average realized silver price per ounce	$17.20	$17.49
Chapada average realized copper price per lb	$3.81	$3.73

Gold sales (ounces)	193,150	380,350
Silver sales (millions of ounces)	2.9	5.3
Chapada payable copper contained in concentrate sales (millions of lbs)	35.2	68.4

The Company previously provided information on production and costs on an aggregate basis and by mine for Q2 2008 in its press release dated July 9, 2008.  Further detail is available in Yamana’s Q2 2008 Financial Statements and Management’s Discussion & Analysis.  For complete financial disclosure and further detail about the financial results and operations please see Yamana’s Q2 2008 Financial Statements and Management’s Discussion & Analysis at www.yamana.com or www.sedar.com.

SECOND HALF 2008 GUIDANCE

Production for the second half of 2008 is expected to be 610,000 to 685,000 GEO.  Production guidance for 2008 has been impacted by reduced expectations for São Francisco and Jacobina and increased expectations at El Peñón, Chapada and Gualcamayo which will be contributing more ounces and comparatively lower costs.  At El Peñón, planned production remains on track to be at an annualized level of 500,000 GEO by the end of 2008.  At Chapada, production in the second half of the year is expected to exceed production in the first half. Gualcamayo is expected to commence production by year end.  Production for the balance of 2008 will in part also depend on Alumbrera and Rossi, in which the Company has minority interests, establishing levels of production that are not less than those reported for Q1. Both mines are expected to contribute a total of 22,000 GEO per quarter.  Copper production for 2008 is expected to be 190 to 200 million pounds, of which 155 to 160 million pounds is expected to be from Chapada.

STRATEGIC OUTLOOK
Yamana has previously guided that its production range is expected to be 1.95 to 2.5 million GEO in 2012.  Based on existing reserves and resources, sustainable production of 1.95 million GEO is supported for and from 2012.  Assuming all projects are developed as planned and on schedule, the maximum production is expected to increase to the higher end of the range.  Based on existing reserves and resources and proposed increases at projects now being evaluated, the Company has formed a strategic objective of 2.2 million GEO in 2012. As the Company matures its projects, increases its reserves and resources and continues with feasibility work, the Company will upgrade its strategic plan into a more formalized mine plan for each project under evaluation.

LOOKING AHEAD

Upcoming Events

Event	Expected Date
Ongoing drill programs at Mercedes and El Peñón	Throughout 2008
Production commences at Gualcamayo	Late 2008
Begin operations at São Vicente	Late 2008
Completion of Phase Two expansion at Jacobina	Late 2008
Complete Minera Florida expansion	Late 2008
Complete throughput increases at El Peñón	Late 2008
Gualcamayo feasibility level study update (QDD Lower West)	Late 2008
Feasibility level study for Mercedes	Late 2008
Complete internal study on Chapada pyrite and oxide project	By late 2008
Complete feasibility level study for Chapada expansion	By late 2008
Complete scoping study for El Peñón mine and plant expansion	By late 2008

CONFERENCE CALL
A conference call and audio webcast is scheduled for August 7, 2008 at 11:00 a.m. E.T. to discuss the 2008 second quarter results.

Conference Call Information:

Local and Toll Free (North America):                                                                                                                                866-696-5896
International:                                                                                                                                   +1 416-641-6108
Participant Audio Webcast:                                                                                                                      www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call:                                                                                                   800-408-3053 Passcode 3266333#
Replay Call:                                                                                                          +1 416-695-5800 Passcode 3266333#

The conference call replay will be available from 1:00 p.m. EST on August 7, 2008 until 11:59 p.m. E.T. on August 21, 2008.

Presentation Slides

Presentation slides will be available 30 minutes prior to the call and can be found on Yamana’s website at www.yamana.com.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. The company continues to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

MEDIA INQUIRIES:

Mansfield Communications Inc.

Hugh Mansfield

(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plant or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as Brazilian Real versus the US Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including cash cost per gold equivalent ounce  (“GEO”) data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting by-product copper and zinc revenues from operating cash costs.  Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio.  Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has provided a formal reconciliation of these statistics in the Company’s Management’s Discussion and Analysis for the quarter ended June 30, 2008 available at www.sedar.com or on the Company’s website at www.yamana.com.

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (f) debt repayment expense, (g) non-controlling interest and (h) internal transaction costs. The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures.  Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  The terms “cash flow from operations before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.